Filed by NCS Multistage Holdings, Inc.

(Commission File No. 001-38071)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NCS Multistage Holdings, Inc.

(Commission File No. 001-38071)

The following email was sent to employees of NCS Multistage Holdings, Inc. on June 1, 2026:

Frequently Asked Questions

1. What was announced?

•	On June 1, 2026, we announced that NCS Multistage has agreed to be acquired by Weatherford International plc in a transaction consisting of cash and stock.

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This is a significant step that positions our products, technology, and people to reach a broader set of customers and markets much faster than we could on our own, as part of a leading global energy services company.

•	Weatherford operates across a broad international footprint, with a deep portfolio of products and services across drilling, well construction, completions, and production.

2. Why Weatherford?

•	Weatherford has a strong reputation for global reach, technology development, and customer relationships across the full life of the well.

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Their products and services are highly complementary to ours, and we are excited about the opportunity to leverage Weatherford’s global footprint, customer relationships and supply chain to accelerate our strategic growth initiatives.

•	Weatherford’s commitments to safety, integrity, innovation, and technology-driven value creation align closely with the culture and values we hold ourselves to under The Promise.

3. What does this mean for employees?

•	Through this transaction, we expect employees to have access to expanded opportunities as part of a larger and more global company.

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Until the transaction closes, which we currently expect in the second half of 2026, subject to regulatory clearances and other customary closing conditions, NCS and Weatherford will continue to operate as independent companies.

•	We are counting on you to remain focused on serving our customers, advancing the technology that differentiates us, and delivering operational excellence.

•	It is still early days, and there are many decisions that remain to be made.

4. Will this affect my role, responsibilities, or reporting relationships?

•	Roles, responsibilities, and reporting relationships remain unchanged until further notice.

•	An integration planning team will be established to plan the post-closing organization and how best to bring our companies together.

5. Should we expect layoffs?

•	This transaction is about bringing together two complementary businesses; we believe Weatherford recognizes the strength of our technology and the commitment of our people.

•	In any combination of this kind there will be some areas of overlap, and decisions about the post-closing organization will be evaluated by the integration planning team.

•	Additional information on those plans will be communicated in the future, subject to applicable limitations.

6. What happens to salaries, benefits, and compensation?

•	Appendix A to this FAQ includes a summary of certain employee-related matters included in the merger agreement.

•	We commit to being transparent as plans take shape and to keeping you informed as soon as we are able.

7. What happens to the NCS stock that I own?

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Under the terms of the agreement, each record holder of NCS common stock as of a date to be agreed upon between NCS and Weatherford will have an election for each share of NCS common stock they own to receive either: (i) 0.5537 Weatherford ordinary shares, or (ii) a combination of 0.2392 Weatherford ordinary shares and a cash amount equal to 0.1371 Weatherford ordinary shares, subject to proration and certain limitations and adjustments.

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This announcement does not change your ability to buy or sell NCS stock, and you remain subject to NCS’s insider trading policy. That means you cannot trade NCS stock while in possession of material non-public information, or during any company-imposed blackout if you have been notified that you are on the blackout list. Please reach out to the Legal Department with any question.

8. Who will lead the combined company? Where will the NCS business reside within Weatherford?

•	Upon closing, Girish Saligram, Weatherford’s President and CEO, will lead the combined company.

•	An integration planning team will be established to plan the post-closing organization and how best to bring our companies together.

9. What about Repeat Precision and ResMetrics?

•	Repeat Precision and ResMetrics are part of NCS and will move forward with NCS as part of the transaction.

10. Should I reach out to my counterparts at Weatherford? What if a Weatherford customer contacts me?

•	Until closing, it is important to remember that NCS and Weatherford continue to operate as independent companies.

•	You should not exchange confidential or competitively sensitive information (such as NCS pricing, customer-specific contract or bid details, or strategy plans) with anyone at Weatherford.

•	Please refrain from reaching out directly to Weatherford employees about the transaction.

•	If a Weatherford customer reaches out to you, please route the inquiry to your manager or to the Legal department.

11. Can I discuss the transaction on social media?

•	You can repost news about the transaction from official NCS social channels.

•	Beyond that, the SEC has strict rules about employees communicating about a pending merger. You should not discuss or respond to discussions on social media regarding the transaction in any manner.

12. What do I tell customers, suppliers, or partners who ask about the transaction?

•	Please reassure them that it is business as usual at NCS.

•	They should not expect any immediate changes to our products, services, or how we work with them.

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Formal letters to customers and suppliers are being distributed. If you receive a question regarding the transaction that the letter does not address, please escalate to an executive officer rather than responding directly.

13. What if someone outside of NCS contacts me about the transaction?

•	Consistent with NCS policies, please direct any media or investor inquiries to Mike Morrison at IR@ncsmultistage.com.

14. Who do I contact if I have additional questions?

•	Please reach out to an executive officer.

•	You can also send questions to Ori Lev and we will capture them and address them where we are able.

•	Please note that, while we may not have all the answers today, we are focused on our people and will provide updates in due time.

Appendix A

Employee Matters Under the Merger Agreement

This Appendix A provides a general summary of compensation and benefits addressed in the merger agreement.

Pay and benefits. Weatherford has agreed to provide eligible employees for the first 12 months after closing:

•	Base salary or wages at least as favorable as in effect as of the closing.

•	Annual bonus / short-term incentive opportunity at least as favorable as in effect as of the closing (this is for the opportunity to earn a short-term incentive and is not a guaranteed payout).

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Long-term incentive opportunity at least as favorable as what Weatherford provides its own comparable employees (this is for the opportunity to earn a long-term incentive and is not a guaranteed payout).

•	Severance at least as favorable as what Weatherford provides its own comparable employees.

•	Other employee benefits at least as favorable, taken as a whole, as those in effect as of the closing.

Bonus for the year in which the deal closes. The pre-closing portion of the year is paid based on actual performance, and the post-closing portion follows Weatherford’s bonus program. Payment is made when Weatherford pays its comparable employees and to continuing employees who remain employed thorough such payment date or whose employment was terminated by Weatherford without cause before the payment date. If the deal closes after a year ends but before that year’s bonuses are paid, the prior year’s bonus, based on actual results, will be paid within about two weeks of closing.

Service credit and health plan transition. Prior service with NCS counts under Weatherford’s plans for eligibility, vesting, and vacation/PTO accrual. In the year of closing, on Weatherford’s comparable health plans, employees receive credit for deductibles, copays, and out-of-pocket amounts already paid during the year toward the corresponding amounts under the Weatherford plan.

This summary is intended to provide general personnel compensation and benefits information and does not modify or create any rights, contract or benefits. The benefits and provisions described above are governed entirely by the merger agreement, including any conditions and limitations set forth therein, which controls in the event of any discrepancy. Nothing in this summary is a guarantee of continued employment or of any particular pay, benefit, or other term.

Forward-Looking Statements

This communication includes statements, which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements, and any related oral statements, can be identified by the use of terms such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “outlook,” “budget,” “intend,” “strategy,” “plan,” “guidance,” “may,” “should,” “could,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, although not all forward-looking statements contain these identifying words. These statements include, but are not limited to, statements about the expected timing and completion of the proposed transaction between Weatherford International plc (“Weatherford”) and NCS Multistage Holdings, Inc. (“NCS Multistage”), the anticipated benefits of the proposed transaction, and plans and expectations for the new combined company after the completion of the proposed transaction. Such statements are based upon the current beliefs of Weatherford’s and NCS Multistage’s management and are subject to significant risks, assumptions, and uncertainties. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those indicated in our forward-looking statements. Readers are cautioned that forward-looking statements are only estimates and may differ materially from actual future events or results, based on factors including but not limited to the ability to complete the proposed transaction on the timeframe or on the terms currently anticipated or at all, including due to a failure to obtain requisite regulatory approvals; risks related to difficulties, inabilities or delays in integrating the parties’ businesses; the ability to realize the anticipated benefits of the proposed transaction, including estimated synergies; the occurrence of any event, change or other circumstance that could give rise to the right of either or both parties to terminate the Merger Agreement; the potential impact of the announcement or consummation of the proposed transaction on the parties’ stock price and on their respective business, contractual and operational relationships; risks related to business disruptions from the proposed transaction that may harm the business or current plans and operations of either or both parties, including diversion of management time from ongoing business operations; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of either or both parties to hire and retain key personnel; the outcome of any legal proceedings that may be instituted against Weatherford or NCS Multistage, or their respective directors; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, or unforeseen or unknown liabilities; as well as the factors and risks described in Weatherford’s Annual Report on Form 10-K for the year ended December 31, 2025 and NCS Multistage’s Annual Report on Form 10-K for the year ended December 31, 2025, and, in each case, in subsequent filings with the U.S. Securities and Exchange Commission. Other unpredictable factors not discussed in this communication could also have material adverse effects on forward-looking statements. You should not place undue reliance on any of NCS Multistage’s forward-looking statements.

Any forward-looking statement speaks only as of the date on which such statement is made, and NCS Multistage undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law, and we caution you not to rely on them unduly.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or in a transaction exempt from the registration requirements of the Securities Act.

Additional Information About the Transaction and Where to Find It

In connection with the proposed transaction, Weatherford intends to file a registration statement on Form S-4 (the “Form S-4”) that also constitutes a prospectus of Weatherford with respect to the shares of Weatherford to be issued in the proposed transaction (the “prospectus”) and NCS Multistage intends to file an information statement on Schedule 14C, with the Securities and Exchange Commission (the “SEC”). Each of Weatherford and NCS Multistage may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form S-4 or prospectus or any other document that Weatherford or NCS Multistage may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form S-4 and the information statement/prospectus (if and when available) and other documents containing important information about Weatherford, NCS Multistage and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Weatherford will be available free of charge on Weatherford’s website at https://weatherford.com/investor-relations/home. Copies of the documents filed with, or furnished to, the SEC by NCS Multistage will be available free of charge on NCS Multistage’s website at https://ir.ncsmultistage.com. The information included on, or accessible through, Weatherford’s or NCS Multistage’s website is not incorporated by reference into this communication.